UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Golden Ocean Group Ltd. (the "Company"), dated May 24, 2017, announcing the Company's financial results for the quarter ended March 31, 2017.

The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer and Chief Financial Officer, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-211365) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Per Heiberg
Date: May 25, 2017	Name: Per Heiberg
Title: Principal Financial Officer

EXHIBIT 1

Interim Financial Information
Golden Ocean Group Limited

First Quarter 2017
May 24, 2017

Golden Ocean Group Ltd, 1st Quarter 2017

Hamilton, Bermuda, May 24, 2017 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the "Company" or "Golden Ocean"), a leading dry bulk shipping company, today announced its results for the quarter ended March 31, 2017.
Highlights
•
Net loss of $17.9 million and loss per share of $0.17 for the first quarter of 2017, compared with net income of $6.5 million and earnings per share of $0.06 for the fourth quarter of 2016 and a net loss of $68.2 million and a loss per share of $1.09 for the first quarter of 2016.

•	Adjusted EBITDA[1] of $17.5 million for the first quarter of 2017 compared with $24.2 million in the prior quarter and negative $14.2 million for the first quarter of 2016.
•	Entered into agreements to acquire 16 modern dry bulk vessels in a ship-for-share transaction in exchange for 17.8 million shares and the assumption of $285.2 million in debt.
•
Successfully completed a $60.0 million equity offering at NOK 60 per share (or $6.97 per share based on the prevailing exchange rate at the time) to provide financial support for the vessel acquisitions.

•
Took delivery of two Ultramax newbuildings, Golden Virgo and Golden Libra and two Capesize newbuildings, Golden Surabaya and Golden Savannah, and entered into agreements to postpone the delivery of six remaining newbuildings until 2018.

Birgitte Ringstad Vartdal, Chief Executive Officer of Golden Ocean Management AS commented:
"The freight rate environment held up in the first quarter of the year, a quarter that is typically characterized by seasonal weakness. Demand growth was sufficient to partially offset seasonal weakness as well as the 13 million dwt net growth of the global fleet during the quarter. Against this backdrop, we believe that our acquisition of a large fleet of modern, high quality vessels in a ship-for-share transaction was timely. The acquired vessels, averaging 4 years of age, which matches the age profile of our existing fleet, will further enhance our already significant commercial scale and increase our operational leverage. We believe these acquisitions will create significant value for our shareholders and position us well for further improvements in the dry bulk market."
Per Heiberg, Chief Financial Officer of Golden Ocean Management AS, added:
 "We will pay the full accumulated deferred repayments of $54 million of bank debt in the second quarter of 2017 by triggering the cash sweep mechanism put in place during our first quarter 2016 restructuring due to earnings levels in excess of those anticipated at that time. Also, following the delivery of the recently-acquired 16 vessels, we expect our cash breakeven levels to be further reduced. Given our significant leverage to an improving market and highly competitive cash breakeven levels, a sustained period of market strength will allow us to continue to deleverage the Company's balance sheet."

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

Golden Ocean Group Ltd, 1st Quarter 2017

First Quarter Results
The Company reports net loss of $17.9 million and loss per share of $0.17 for the first quarter of 2017, compared with net income of $6.5 million and earnings per share of $0.06 for the fourth quarter of 2016.
In a slightly weaker market environment, operating revenues of $83.8 million in the first quarter decreased by $2.4 million compared to the prior quarter. Voyage expenses increased by $2.6 million compared with the prior quarter, primarily related to higher bunker expenses. In the first quarter of 2017, the average TCE rate2 for the fleet was $11,304 per day compared with $11,809 per day in the fourth quarter of 2016.
Ship operating expenses of $27.3 million, which includes costs for two vessels dry docked in the first quarter, increased by $0.1 million compared with the prior quarter. Charterhire expenses of $16.1 million increased by $1.8 million in the first quarter. Administrative expenses decreased by $0.5 million compared with the fourth quarter of 2016, positively impacted by a reimbursement of costs. Depreciation increased by $0.3 million in the first quarter following deliveries of four newbuilding vessels.
Adjusted EBITDA was $17.5 million for the first quarter of 2017 compared with $24.2 million in the prior quarter.
Total other expense, net, was $12.5 million in the first quarter compared with total other income, net, of $4.9 million in the prior quarter. In the fourth quarter of 2016, the Company reported a $16.7 million increase in the fair value of the Company's interest rate swaps following positive development of US interest rates, while interest rates remained stable in the first quarter of 2017 resulting in little change in the fair value of the derivatives.
Cash and cash equivalents decreased by $3.6 million in the first quarter and ended the quarter at $209.3 million. Operating cash flow contributed with $4.2 million. Net cash used in investing activities was $114.9 million driven by final installments on delivery paid on four newbuilding vessels. Net cash provided by financing activities was $107.1 million, primarily following net proceeds of $58.3 million from the share issuance and $50.0 million in debt draw down to finance delivery of two newbuilding vessels.
Based on the improved actual and projected cash position, excluding proceeds from the equity offering, the Company will during the second quarter of 2017 pay its accumulated deferred debt repayments balance of $54.0 million through the cash sweep mechanism set in place as part of the amended terms under the loan agreements entered into in the first quarter 2016.  As a result, $54.0 million of the bank debt financing has been classified under current liabilities.
Fleet development and newbuilding program
In the first quarter the Company entered into agreements to acquire 16 modern dry bulk vessels in transactions where the Company will issue in aggregate 17.8 million consideration shares and assume debt of $285.2 million (the "Acquisition"). Of the 16 vessels to be acquired, 14 will be acquired from subsidiaries of Quintana Shipping Ltd. ("Quintana"), and two ice class Panamax vessels will be acquired from affiliates of Hemen Holding Ltd. ("Hemen"), the Company's largest shareholder.
The Company agreed to a $17.4 million down payment of the debt associated with the vessels acquired from Quintana in order to obtain no fixed debt repayments and soft covenants through June 2019. A cash sweep mechanism will be in place for excess cash generated by the vessels. The vessels acquired from Quintana consist of 6 Capesizes and 8 Kamsarmax/Panamaxes, mainly built in Japan and Korea. The vessels will be owned by a non-recourse subsidiary of Golden Ocean.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

Golden Ocean Group Ltd, 1st Quarter 2017

For the two 2017-built ice class Panamax vessels to be acquired from affiliates of Hemen, the Company agreed a consideration of 3.3 million shares of the Company and a seller's credit of $22.5 million that matures in June 2019, with no fixed amortization. These vessels will also be owned by a non-recourse subsidiary of Golden Ocean.
Completion of the Acquisition is subject to customary closing conditions. Closing is on a vessel-by-vessel basis and is expected to be finalized early July 2017. As of the date of this report, the Company has taken delivery of 9 vessels related to the Acquisition.
In January 2017, the Company took delivery of Golden Virgo and Golden Libra and paid final installments at delivery of $31.8 million in total. There is no related debt on the vessels.
In February 2017, the Company took delivery of Golden Surabaya and Golden Savannah and paid final installments at delivery of $69.2 million in total, drawing down $50.0 million in debt.
In January 2017, the Company agreed to further postpone all remaining six newbuildings until the first quarter of 2018. At the date of this report, the Company has paid $19.5 million in installments in 2017 for these remaining newbuildings, and the amended terms of the newbuilding agreements are effective as all relevant consents from the yard's refund banks have been obtained. As a result and at the date of this report, the Company has six vessels under construction and outstanding contractual commitments of $173.9 million due in 2018. The outstanding commitments are non-recourse to the parent company.
In February 2017, the Company fixed out two Capesize vessels on one year time charter contracts with an average gross rate of $14,175 per day.  At the end of the first quarter, the Company fixed out a Kamsarmax vessel on a one year time charter at $10,600 per day, gross.
Of the Quintana fleet, five vessels are on time charter contracts with fixed average gross rate of $11,940 per day for the second half of 2017. One vessel has entered the Capesize Chartering Ltd pool and the remaining vessels are presently fixed out on index-linked time charter contracts.
Corporate
On March 15, 2017 the Company completed an equity offering at NOK 60 per share (equaling $6.97 at a NOK/USD exchange rate of 8.6078), raising gross proceeds of NOK 516.5 million (approximately $60 million) through the issuance of 8,607,800 shares. Following the issuance of the shares and as of March 31, 2017, the Company has 114,572,992 issued common shares, each with a par value of $0.05.
At the date of this report, the Company has 124,672,992 issued common shares. Following issuance of all consideration shares to Quintana and Hemen under the vessel purchase agreements announced on March 14, 2017, the Company will have 132,372,992 issued common shares, each with a par value of $0.05.
The Company has published on its website a report on corporate social responsibility.
The Dry Bulk Market
The first quarter is usually a seasonally weaker quarter for the dry bulk market. However, the first quarter of 2017 surprised positively in terms of demand growth. Through the first quarter of 2017, rates held up at almost the same levels as in the fourth quarter of 2016, and were significantly better than what was observed in the weak first quarter of 2016. The table below summarizes observed gross rates as reported by the Baltic Exchange for various time periods (now using the new Capesize index CS5TC):

Golden Ocean Group Ltd, 1st Quarter 2017

USD/day (gross)	Q1-17	Q4-16	Q1-16
Capesize (CS5TC)	11,170	12,182	2,719
Panamax (PM4TC)	8,284	8,643	3,068
Supramax (SM6TC)	8,171	8,317	3,801

Global fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) dropped slightly, according to Maritime Analytics, to just below 83% during the first quarter of 2017 from just above 83% in the fourth quarter of 2016, but still up from an average utilization of below 80% in the first quarter of 2016.
The rates observed during the first quarter of 2017 came on the back of strong commodity prices, high steel prices, positive steel margins, healthy grain exports out of South America and strong coal import numbers. Total seaborne transportation of dry bulk goods in the quarter was 1,079 mt versus 1,087 mt in the fourth quarter of 2016 and 1,025 mt in the first quarter of 2016, according to Maritime Analytics.
Iron ore has again been the strongest driver of demand, with a year over year growth of seaborne trade of 10.5%, measured in tonne-mile demand. Imports have however outpaced steel demand, resulting in stock piles increases during the first quarter. Steel production was strong in the first quarter supported by positive steel margins, but imported volumes of iron ore exceeded consumed volumes and this increased stock piles. In April, both iron ore and steel prices dropped. Chinese crude steel output still kept up with 72.8 mt produced, representing a 4.9% year over year increase, according to National Bureau of Statistics of China.
Seaborne trade of thermal coal increased by close to 5% year over year during the first quarter, mainly due to strong imports to China and slightly offset by contracting imports in other markets. Chinese imports in the first quarter of 2016 were at low levels and began to increase in April of 2016 through the end of the year.  While still strong, Chinese thermal coal imports have tapered since the fourth quarter of 2016 in line with seasonal expectations.
Transportation of minor bulks increased by almost 8% year over year in the first quarter of 2017 compared to the first quarter of 2016, on a combination of growth in volumes and increased sailing distances across all minor bulk trades.  However, compared with the fourth quarter of 2016 volumes were overall slightly down in the first quarter.
Agricultural products transportation also increased year over year for the quarter by 7%, again due to a combination of volumes and sailing distances. As opposed to most of the other commodities, grain was also stronger in this quarter than in the last quarter of 2016, a trend that has been observed by the high number of vessels positioning for loading in South America.
Newbuilding deliveries have been high in the first quarter over the past several years, and 2017 was no exception. In addition to expected deliveries, an improved market environment helped the shipyards sell vessels where the original owner had failed to take delivery. The global dry bulk fleet continued to grow in the first quarter of 2017, with deliveries of 18.0 million dwt in the quarter. This compares with 18.1 million dwt delivered in the first quarter of 2016 and 47.0 million dwt delivered in 2016 in total. At the start of 2017, the deliveries scheduled for the first quarter, in accordance with the orderbook, amounted to 29 million dwt. There was therefore implied slippage in the range of 35-40%. In April, volumes delivered were 2.6 million dwt, markedly down from the run rate in the first quarter.

Golden Ocean Group Ltd, 1st Quarter 2017

At the end of the first quarter, the remaining orderbook was 66.2 million dwt according to ViaMar and IHS-Seaweb. Of this amount, 34.0 million dwt is scheduled for delivery in the remainder of 2017, although 8.4 million dwt has not even commenced construction and another 11.3 million dwt is only keel laid. Therefore, the likelihood for further delays and/or cancellations is still present. For the Capesize vessels, the remaining order book is 36 million dwt of which 12.0 million dwt is scheduled for delivery during 2017, 11 million dwt in 2018 and 8.5 million dwt in 2019.
Based on the stronger than expected market to start the year, scrapping activity was relatively low in the first quarter. A total of 5.1 million dwt was scrapped in the quarter. If market rates stay well above operating cost levels, scrapping will continue at moderate levels. However, new environmental regulations and related investments may force more owners to decide on scrapping certain vessels in the medium term.
Following the improvements in the spot market and increased number of long term contracts in the first quarter, asset prices appreciated across all vessel types. The secondhand market remained active in the second quarter of 2017, although activity has recently decreased following the drop in rates experienced in April. For the Supramax and Kamsarmax vessels, resale prices increased to a level comparable to newbuilding prices, prompting new discussions about ordering. Several discussions have been held and letter of intents signed to construct vessels, but it remains to be seen whether new orders will actually materialize. Japanese shipyards have little excess capacity through 2019, while there is little to no activity of dry bulk ordering in Korean yards. For Chinese yards, the state owned yards and a few quality private yards are active at the moment. Even with slightly improved earnings, the utilization of the global fleet is still low and ordering needs to be kept to a minimum for a sustained recovery in rates.
Strategy and Outlook
The Board is pleased that the Company was in the position to acquire a large number of modern, high quality vessels in a ship-for-share transaction. This underscores the value the sellers ascribe to our operating platform, shareholder structure, management team and corporate strategy. The acquired vessels, averaging 4 years of age, which matches the age profile of our existing fleet, will further enhance our already significant commercial scale and further position the company as an attractive counterparty to charterers and an attractive investment vehicle. The transaction also enabled the Company to maintain its leverage to an improving market near a low point in the cycle.
The Company's results for the first quarter reflect rates obtained by favorable fixtures done in the fourth quarter of 2016 as well as a sustained rate environment in the first quarter of 2017. Based on these conditions, the Board is pleased that the Company is able to deleverage through paying down the full one year deferred debt. So far in the second quarter rates remain above cash break even levels, enabling the Company to deleverage further. The Company has a strong cash position and limited cash funding of the remaining newbuilding program net of debt commitments.
While the market was strong in March, rates dropped again in April following reduced demand for seaborne dry bulk transportation. In the meantime, deliveries were lower in April and scrapping activity is continuing, albeit at a slower pace than last year. We expect to see continued volatility over the course of the year. A broader global growth is positive for the dry bulk trade and should be supportive to the market development. The current order book is at acceptable levels and new regulations should over time also keep scrapping activity up. However, new ordering of vessels is a threat to a broader recovery in the dry bulk market.

Golden Ocean Group Ltd, 1st Quarter 2017

Forward Looking Statements
Matters discussed in this report may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
May 24, 2017
Questions should be directed to:
Birgitte Ringstad Vartdal: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53
Per Heiberg: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

Golden Ocean Group Ltd, 1st Quarter 2017

Interim Financial Information

First Quarter 2017

Index

Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Statements of Other Comprehensive Income

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Golden Ocean Group Ltd, 1st Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Operations
(in thousands of $, except per share data)

	Three months ended March 31, 2017	Three months ended December 31, 2016	Three months ended March 31, 2016
Operating revenues
Time charter revenues	35,081	35,343	17,049
Voyage charter revenues	46,270	49,887	27,259
Other operating income	2,468	992	702
Total operating revenues	83,819	86,222	45,010
Gain (loss) on sale of assets and amortization of deferred gains	64	78	101
Operating expenses
Voyage expenses and commission	26,444	23,876	21,718
Ship operating expenses	27,291	27,201	25,093
Charter hire expenses	16,141	14,267	11,009
Administrative expenses	2,613	3,130	3,025
Provision for uncollectible receivables	—	—	1,800
Depreciation	16,746	16,432	14,946
Total operating expenses	89,235	84,906	77,591
Net operating (loss) income	(5,352)	1,394	(32,480)
Other income (expenses)
Interest income	347	386	257
Interest expense	(12,381)	(12,096)	(9,314)
Impairment loss on marketable securities	—	—	(10,050)
Gain (loss) on derivatives	(23)	16,734	(12,884)
Equity results of associated companies, including impairment	(39)	299	(3,070)
Other financial items	(407)	(446)	(655)
Net other (expenses) income	(12,503)	4,877	(35,716)
Net income (loss) before income taxes	(17,855)	6,271	(68,196)
Income tax expense	(23)	204	(40)
Net income (loss)	(17,878)	6,475	(68,236)

Per share information:
Earnings (loss) per share: basic and diluted	$(0.17)	0.06	$(1.09)

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Ltd, 1st Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Other Comprehensive Income
(in thousands of $)
	Three months ended March 31, 2017	Three months ended December 31, 2016	Three months ended March 31, 2016
Comprehensive income (loss), net
Net (loss) income	(17,878)	6,475	(68,236)
Net changes related to marketable securities
Unrealized gain (loss)	5,361	2,054	(10,050)
Reclassification of loss to net income	—	—	10,050
Other comprehensive income (loss)	5,361	2,054	—

Comprehensive income (loss), net	(12,517)	8,529	(68,236)

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Ltd, 1st Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of $)

	March 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	209,331	212,942
Restricted cash	413	315
Other current assets	99,883	86,674
Total current assets	309,627	299,931
Restricted cash	56,378	53,797
Vessels and equipment, net	1,918,719	1,758,939
Vessels under capital leases, net	2,735	2,956
Newbuildings	116,746	180,562
Other long term assets	61,395	65,437
Total assets	2,465,600	2,361,622

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	54,045	—
Current portion of obligations under capital leases	4,949	4,858
Other current liabilities	45,274	38,742
Total current liabilities	104,268	43,600
Long-term debt	1,057,143	1,058,418
Obligations under capital leases	11,418	12,674
Other long term liabilities	8,174	8,212
Total liabilities	1,181,003	1,122,904
Equity	1,284,597	1,238,718
Total liabilities and equity	2,465,600	2,361,622

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Ltd, 1st Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)
	Three months ended March 31, 2017	Three months ended December 31, 2016	Three months ended March 31, 2016
Net (loss) income	(17,878)	6,475	(68,236)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities;
Depreciation	16,746	16,432	14,946
Impairment loss on marketable securities	—	—	10,050
(Gain) loss on sale of newbuildings and amortization of deferred gain	(64)	(78)	(101)
Results from associated companies	39	(299)	928
Impairment of associated companies	—	—	2,142
Amortization of favorable charter party contracts	6,292	6,372	6,703
Amortization of unfavorable charter party contracts	(166)	(169)	(168)
Amortization of other fair value adjustments, net, arising on the Merger	2,425	2,477	2,194
Other	555	(20,971)	11,651
Change in operating assets and liabilities	(3,738)	7,384	(1,679)
Net cash provided by (used in) operating activities	4,211	17,623	(21,570)

Investing activities
Changes in restricted cash	(2,678)	13,523	(11,835)
Additions to newbuildings	(112,488)	(41,586)	(161,723)
Proceeds from the sale of vessels	—	46,251	48,122
Proceeds from sale of marketable securities	—	—	125
Purchase of investment in associated companies	—	—	(750)
Dividends from associated company	256	—	—
Net cash provided by (used in) investing activities	(114,910)	18,188	(126,061)

Financing activities
Repayment of long-term debt	—	—	(22,219)
Proceeds from long term debt	50,000	—	117,200
Net proceeds from share issuance	58,252	—	205,354
Debt fees paid	—	—	—
Repayment of capital leases	(1,164)	(1,168)	(1,739)
Net cash provided by (used in) financing activities	107,088	(1,168)	298,596
Net change in cash and cash equivalents	(3,611)	34,643	150,965
Cash and cash equivalents at start of period	212,942	178,299	102,617
Cash and cash equivalents at end of period	209,331	212,942	253,582
The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Ltd, 1st Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $)
	Three months ended March 31, 2017	Three months ended March 31, 2016
Number of shares outstanding
Balance at beginning of period	105,965,192	34,534,580
Shares issued	8,607,800	71,410,658
Balance at end of period	114,572,992	105,945,238

Share capital
Balance at beginning of period	5,298	1,727
Shares issued	430	3,570
Balance at end of period	5,728	5,297

Additional paid in capital
Balance at beginning of period	201,864	—
Shares issued	57,822	201,784
Stock option expense	144	—
Balance at end of period	259,830	201,784

Contributed capital surplus
Balance at beginning of period	1,378,824	1,378,766
Restricted stock unit expense (income)	—	(15)
Stock option expense	—	18
Balance at end of period	1,378,824	1,378,769

Other comprehensive income
Balance at beginning of period	2,287	—
Other comprehensive income, net	5,361	—
Balance at end of period	7,648	—

Retained deficit
Balance at beginning of period	(349,555)	(221,844)
Net (loss) income	(17,878)	(68,236)
Balance at end of period	(367,433)	(290,080)

Total equity	1,284,597	1,295,770

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Ltd, 1st Quarter 2017

Golden Ocean Group Limited
Selected Notes to Unaudited Interim Condensed Consolidated Financial Statements

1. General
Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda based shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market and the Oslo Stock Exchange.
2. Accounting policies
Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's annual report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 4, 2017.
As a result of rounding adjustments, the figures in one or more columns may not add up to the total of that column.
Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2016.
3. Earnings per share
Earnings per share amounts for the three months ended March 31, 2017 are based on the weighted average number of shares outstanding of 107,304,183. Earnings per share amounts in comparative periods have been restated for the effect of the 1-for-5 reverse share split completed in August 2016.
4. Amortization of favorable and unfavorable charter party contracts
Operating revenues in the three months ended March 31, 2017 have been reduced by $6.3 million as a result of the amortization of favorable time charter-out contracts, which were acquired as a result of the merger between Knightsbridge Shipping Ltd and former Golden Ocean Group Ltd on March 31, 2015 and were valued at $127.1 million. Charter hire expense in the same period has been reduced by $0.2 million as a result of the amortization of unfavorable time charter-in contracts, which were acquired as a result of the merger and were valued at $7.6 million. The net effect was a $6.1 million reduction in net income in the three months ended March 31, 2017.
5. Vessels and equipment, net
Refer to Note 7 for details of newbuildings delivered and transferred to vessels in the three months ended March 31, 2017.

Golden Ocean Group Ltd, 1st Quarter 2017

6. Vessels under capital leases, net
The Company has one vessel, Golden Eclipse, classified as capital lease as of March 31, 2017. The bareboat charter expires in 2020.
7. Newbuildings
On January 6th, 2017 the Company took delivery of Golden Virgo and paid a final installment of $15.9 million. There is no related debt on the vessel.
On January 20th, 2017 the Company took delivery of Golden Libra and paid a final installment of $15.9 million. There is no related debt on the vessel.
On February 13th, 2017 the Company took delivery of Golden Surabaya and Golden Savannah and paid final installments of $69.2 million in total, drawing down $50.0 million in debt.
In March, 2017, the Company paid installments of $9.8 million in total on four of the remaining newbuilding vessels.
8. Long-term debt
In February 2016, the Company agreed with its lenders to amend certain of the terms on the $420.0 million term loan facility, $425.0 million senior secured post-delivery term facility, $33.93 million credit facility, $82.5 million credit facility and the $284.0 million credit facility. For the period from April 1, 2016 to September 30, 2018 there will be no repayments on these facilities, however a cash sweep mechanism commenced on September 30, 2016. The Company will resume repayment of each loan on October 1, 2018 based on the repayment model as if October 1, 2018 was April 1, 2016 regardless of any repayment made during the period in accordance with the cash sweep mechanism and without affecting the final maturity date.
In the three months ended March 31, 2017, a total $50.0 million was drawn down under the Company's $425.0 million senior secured post-delivery term loan facility in connection with the delivery of two newbuilding vessels. As of the date of this report, the available debt financing for the remaining six newbuilding vessels is $150 million.
Based on the improved actual and projected cash position, excluding proceeds from the equity offering, the Company will during the second quarter of 2017 pay its accumulated deferred debt repayments balance of $54.0 million through the cash sweep mechanism set in place as part of the amended terms under the loan agreements entered into in the first quarter 2016.  As a result, $54.0 million of the debt financing has been classified under current liabilities.
9. Share capital
On March 15, 2017 the Company completed an equity offering at NOK 60 per share (equaling $6.97 at a NOK/USD exchange rate of 8.6078), raising gross proceeds of NOK 516.5 million (approximately $60 million) through the issuance of 8,607,800 shares. Following the issuance of the shares and as of March 31, 2017, the Company has 114,572,992 issued common shares, each with a par value of $0.05.

Golden Ocean Group Ltd, 1st Quarter 2017

Following issuance of the consideration shares to Quintana and Hemen under the vessel purchase agreements announced on March 14, 2017, the Company will have 132,372,992 issued common shares, each with a par value of $0.05.
10. Commitments and contingencies
As of March 31, 2017 the Company had six vessels under construction and outstanding contractual commitments of $183.7 million due in 2018. The Company's outstanding commitments are non-recourse to the parent company.
With reference to note 11 and subsequent to quarter end, the Company paid $9.8 million in installments on two newbuilding vessels.
In the first quarter, the Company entered into agreements to acquire 16 modern dry bulk vessels in transactions where the Company will issue in aggregate 17.8 million consideration shares and assume debt of $285.2 million (the "Acquisition"). Of the 16 vessels to be acquired, 14 will be acquired from subsidiaries of Quintana Shipping Ltd. ("Quintana"), and two ice class Panamax vessels will be acquired from affiliates of Hemen Holding Ltd. ("Hemen"), the Company's largest shareholder.
The Company agreed to a $17.4 million down payment of the debt associated with the vessels acquired from Quintana in order to obtain no fixed debt repayments and soft covenants through June 2019. A cash sweep mechanism will be in place for excess cash generated by the vessels. The vessels acquired from Quintana consist of 6 Capesizes and 8 Kamsarmax/Panamaxes, mainly built in Japan and Korea. The vessels will be owned by a non-recourse subsidiary of Golden Ocean.
For the two 2017-built ice class Panamax vessels to be acquired from affiliates of Hemen, the Company agreed a consideration of 3.3 million shares of the Company and a seller's credit of $22.5 million that matures in June 2019, with no fixed amortization. These vessels will also be owned by a non-recourse subsidiary of Golden Ocean.
11. Subsequent events
In April 2017, the Company paid $9.8 million in installments on two newbuilding vessels. At the date of this report, the amended terms of the newbuilding agreements entered into in January 2017 are all effective as consents from the yard's refund banks have been obtained.
On April 27, 2017, the Company took delivery of the first two vessels from Quintana, Q Sue and Q Kaki (to be renamed Golden Sue and Golden Kaki). Golden Ocean issued 1.6 million consideration shares to Quintana and associated companies in exchange for the two vessels. The Company also assumed $48.0 million in debt and prepaid $2.8 million in installments, for the two vessels.
On May 3, 2017, the Company took delivery of Q Kennedy (to be renamed Golden Kennedy) and issued 1.7 million consideration shares to Quintana and associated companies in exchange for the vessel. The Company also assumed $13.8 million in debt, and prepaid a $0.8 million installment for the vessel.
On May 4, 2017, the Company took delivery of Q Amreen (to be renamed Golden Amreen) and issued 1.2 million consideration shares to Quintana and associated companies in exchange for the vessel. The Company also assumed $28.6 million in debt, and prepaid a $1.6 million installment for the vessel.

Golden Ocean Group Ltd, 1st Quarter 2017

On May 15, 2017, the Company took delivery of Q Shea and Q Myrtalia (to be renamed Golden Shea and Golden Myrtalia). Golden Ocean issued 1.95 million consideration shares to Quintana and associated companies in exchange for the two vessels. The Company also assumed $24.6 million in debt, and prepaid $2.1 million in installments for the two vessels.
On May 16, 2017, the Company took delivery of Q Ioanari (to be renamed Golden Ioanari) and issued 1.3 million consideration shares to Quintana and associated companies in exchange for the vessel. The Company also assumed $9.8 million in debt, and prepaid a $0.9 million installment for the vessel.
On May 22, 2017, the Company took delivery of Q Gayle (to be renamed Golden Gayle). Golden Ocean issued 1.8 million consideration shares to Quintana and associated companies in exchange for the vessel. The Company also assumed $19.8 million in debt, and prepaid $1.4 million in installments for the vessel.
On May 23, 2017, the Company took delivery of Q Anastasia (to be renamed Golden Anastasia). Golden Ocean issued 550 thousand consideration shares to Quintana and associated companies in exchange for the vessel. The Company also assumed $30.9 million in debt, and prepaid $1.7 million in installments for the vessel.

Golden Ocean Group Ltd, 1st Quarter 2017

(A) Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)
EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP"), and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity required by GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors' understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company's operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive adjusted EBITDA, we have excluded certain gains/losses such as those related to sale of vessels, bargain purchase gain arising on consolidation, impairments on vessels and marketable securities, mark to market of derivatives and other financial items that we believe further reduce the comparability of the ongoing performance of our core operations across periods.

Golden Ocean Group Ltd, 1st Quarter 2017

(in thousands of $)	Three months ended March 31, 2017	Three months ended December 31, 2016	Three months ended March 31, 2016
Net income (loss)	(17,878)	6,476	(68,233)
Interest income	(347)	(386)	(257)
Interest expense	12,381	12,096	9,314
Income tax expense	23	(204)	40
Depreciation expense	16,746	16,432	14,946
Amortization of favorable charter party contracts	6,292	6,372	6,703
Amortization of unfavorable charter party contracts	(166)	(169)	(168)
Amortization of deferred charges	343	351	296
Earnings before Interest Taxes Depreciation and Amortization	17,394	40,968	(37,359)
Gain/(Loss) on sale of assets and deferred gains	(64)	(78)	(101)
Gain (loss) on derivatives	23	(16,734)	12,884
Impairment loss on marketable securities	—	—	10,050
Other financial items	105	53	354
Adjusted Earnings before Interest Taxes Depreciation and Amortization	17,458	24,209	(14,172)

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Revenue and Time Charter Equivalent Rate
(i) Time Charter Equivalent Revenue:
Consistent with general practice in the shipping industry, we use TCE revenue as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE revenue as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the Merger). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE revenue is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e. spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

Golden Ocean Group Ltd, 1st Quarter 2017

(in thousands of $)	Three months ended March 31, 2017	Three months ended December 31, 2016	Three months ended March 31, 2016
Total operating revenues	83,819	86,222	45,010
Add: Amortization of favorable charter party contracts	6,292	6,372	6,703
Less: Other operating income*	624	521	1,439
Net time and voyage charter revenues	89,487	92,073	50,274
Less: Voyage expenses & commission	26,444	23,876	21,718
Time charter equivalent revenue	63,043	68,197	28,556
*adjustment includes management fee revenue and other non-voyage related revenues or income recognized under other operating income.

(ii) Time Charter Equivalent Rate:
Time charter equivalent rate, or TCE rate, represents the weighted average daily TCE revenue of our entire operating fleet.
TCE rate is a measure of the average daily revenue performance. Our method of calculating TCE rate is determined by dividing TCE revenue by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.
(in thousands of $, except for TCE Rate and days)	Three months ended March 31, 2017	Three months ended December 31, 2016	Three months ended March 31, 2016
Time charter equivalent revenue	63,043	68,197	28,556

Fleet available days	5,668	5,777	5,412
Fleet offhire days	(91)	(2)	(29)
Fleet onhire days	5,577	5,775	5,383

Time charter equivalent rate	11,304	11,809	5,305

Golden Ocean Group Ltd, 1st Quarter 2017